Exhibit 99.1

PRESS RELEASE

Maxar Technologies Announces Voting Results from its Annual Shareholder Meeting

WESTMINSTER, Colo., –  May 14, 2018 –  Maxar Technologies (formerly MacDonald, Dettwiler and Associates Ltd.) (NYSE: MAXR; TSX: MAXR), a leading global provider of advanced space technology solutions for commercial and government markets, today announced the voting results from its annual shareholder meeting held on May 11, 2018 in Westminster, Colo.

A total of 181 holders of Common Shares representing approximately 84% of the Company’s issued and outstanding Common Shares voted in connection with the meeting. Shareholders voted in favor the election of all director nominees as follows:

Director	Votes in Favor	Withheld
Robert L. Phillips	44,474,648	925,461
Dennis H. Chookaszian	44,895,685	504,423
Nick S. Cyprus	44,424,237	975,871
Howell M. Estes, III	45,171,374	228,735
Lori B. Garver	43,637,970	1,762,138
Joanne O. Isham	44,214,238	1,185,870
C. Robert Kehler	44,213,005	1,187,104
Brian G. Kenning	44,548,693	851,415
Howard L. Lance	45,328,460	71,649
L. Roger Mason, Jr.	44,928,661	417,448
Eric J. Zahler	44,178,714	1,221,395

About Maxar Technologies

Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is a leading global provider of advanced space technology solutions for commercial and government markets including satellites, Earth imagery, robotics, geospatial data and analytics. As a trusted partner, Maxar Technologies provides unmatched integrated capabilities, solutions and expertise to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 31 locations, the Maxar Technologies portfolio of

1300 West 120th Avenue, Westminster, CO 80234

commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar Technologies to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Maxar Technologies

Investor Relations Contact:

Maxar Technologies

Jason Gursky, 1-303-684-2207

Maxar Investor Relations

jason.gursky@maxar.com

Media Contact:

Turner Brinton

Maxar Technologies

(303) 684-4545

turner.brinton@maxar.com

Source:Maxar Technologies